UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

1 July 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

1 July 2026

Appointment of Brandon Craig

Further to the announcement on 18 March 2026 advising of the appointment of Brandon Craig as Chief Executive Officer and Executive Director of BHP Group Limited with effect from 1 July 2026, we provide details of Brandon Craig’s initial interests in BHP shares.

ASX Listing Rules Appendix 3X

Initial Director’s Interest Notice

Name of entity	BHP Group Limited
ABN 49 004 028 077

We (the entity) give the ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act.

Name of director	Brandon Craig
Date of appointment	1 July 2026

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Ordinary shares:

25,339 ordinary shares in BHP Group Limited.

Rights to ordinary shares:

109,216 performance rights under the Long Term Incentive Plan (rights to receive ordinary shares in BHP Group Limited under the Long Term Incentive Plan subject to satisfying applicable service and performance conditions).

74,100 deferred rights under the Cash and Deferred Plan (rights to receive ordinary shares in BHP Group Limited under the Cash and Deferred Plan subject to satisfying applicable service conditions).

70,800 conditional rights under the Management Award Plan (rights to receive ordinary shares in BHP Group Limited under the Management Award Plan subject to satisfying applicable service conditions).

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Craig Family Trust Indirect	Indirect interest in 22,500 ordinary shares in BHP Group Limited. Brandon Craig is the appointor of the Craig Family Trust which provides a right to nominate a new trustee for the trust.

Part 3 – Director’s interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Stefanie Wilkinson Group Company Secretary
Contact details	Stefanie Wilkinson T +61 3 9609 3333

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 554 757 Fax +61 3 9609 3015

BHP Group Limited is headquartered in Melbourne, Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 1 July 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary